

Mail Stop 4546

December 13, 2016

<u>Via E-mail</u>
Eduardo Bravo Fernandez de Araoz
Chief Executive Officer
TiGenix
Romeinse straat 12, box 2
3001 Leuven
Belgium

> **Re: TiGenix**
> **Amendment No. 7 to Registration Statement on Form F-1**
> **Filed December 5, 2016**
> **File No. 333-208693**

Dear Mr. Fernandez de Araoz:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

<u>Dilution, page 55</u>

1. Please revise your table on page 56 so that the amounts related to new investors reflect total consideration and the assumed public offering price before deducting the underwriting discounts and commissions and estimated offering expenses.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: <u>Via E-mail</u>
       Peter Castellon, Esq.
       Proskauer Rose LLP